O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  RBERENBLAT@OLSHANLAW.COM
DIRECT DIAL:  212.451.2296

April 23, 2013

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MakeMusic, Inc.
Amendment No. 3 to Schedule TO-T/13E-3
Filed on April 10, 2013 by LaunchEquity Acquisition Partners, LLC
Designated Series Education Partners; LEAP Acquisition Corporation; and
LaunchEquity Partners, LLC
File No. 005-50055

Dear Mr. Orlic:

On behalf of LEAP Acquisition Corporation, LaunchEquity Acquisition Partners, LLC Designated Series Education Partners and LaunchEquity Partners, LLC (collectively, the “Group”), the Group acknowledges receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission dated April 15, 2013 (the “Staff Letter”) with regard to the above-referenced matter.  The Group has reviewed the Staff Letter and the following is its response to the Staff Letter.  For ease of reference, the Staff’s comment is reproduced in italicized form below.  Unless specifically stated otherwise, defined terms used herein have the definitions given to them in the Offer to Purchase.

General

1.
We note the response provided in reply to prior comment 1.  We believe the following actions, either individually or collectively, constituted a material change to the disclosures appearing in Item 4 to the Schedule 13D filed on March 3, 2006, as well as the Schedule 13D/A filed on January 30, 2007, thereby requiring an amendment to be promptly filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934 and corresponding Rule 13d-2(a):

•	Discussions regarding the purchase of other investors’ interests in the issuer in February 2012;

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 23, 2013

•	Submission to the issuer of a proposal to opt-out of the control share acquisition statute, and to exempt LaunchEquity from the issuer’s anti-takeover plan in mid-June 2012; and

•	Entry into a confidentiality and standstill agreement with the issuer on October 26, 2012.

We also note that each of these actions could be viewed as having been undertaken in furtherance of the proposal submitted to the issuer by LaunchEquity on December 2, 2012.  Finally, we note that LaunchEquity did not amend its Schedule 13D to disclose any of the foregoing information, all of which could be defined as being material within the meaning of Exchange Act Rule 12b-2.  While we will not undertake any further examination of this issue at this time, we reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate.

The Group acknowledges the Staff’s position that the specified events constituted material changes to the disclosures appearing in Item 4 to the Schedule 13D that required an amendment to be promptly filed.  The Group respectfully disagrees with the Staff’s position and believes these matters constituted plans and proposals that were already covered by the Item 4 disclosure contained in the Schedule 13D amendment filed on June 30, 2007 (the “Item 4 Disclosure”).

February 2012 Event

As discussed in the Group’s prior response to comment 1, Parent Sponsor’s discussions with a former shareholder of MakeMusic regarding the possibility of one party buying the other party’s investment in MakeMusic and Parent Sponsor’s offer to acquire the former shareholder’s investment in MakeMusic were very preliminary in nature.  Moreover, such preliminary discussions were already generally covered by the Item 4 Disclosure, which states that the Reporting Persons may engage in discussions with MakeMusic’s management or other stockholders with the purpose or effect of acquiring or influencing control of MakeMusic, including entering into one or more privately negotiated acquisitions of additional shares of Common Stock.  Given the Item 4 Disclosure, clearly stating that the Group may enter into these types of discussions, the Group does not believe an amendment to the Schedule 13D would be required for any preliminary discussions.  These preliminary discussions did not advance to the point where the Reporting Persons had any expectation that such discussions could possibly lead to an agreement, arrangement or understanding between the parties.

Mid-June 2012 Event

As discussed in the Group’s prior response to comment 1, Parent Sponsor’s suggestion that the Board submit a proposal for shareholder consideration to opt-out of the relevant provisions of the MBCA or grant Parent an exemption under the Rights Plan that would allow it to increase its ownership above 50% of the outstanding shares were also very preliminary in nature.   Parent Sponsor’s suggestion was made during a telephone conversation with certain directors of MakeMusic and no proposal was formally submitted to the Board.  In addition, these communications are already generally covered by the Item 4 Disclosure, which states that the Reporting Persons may engage or participate in discussions with MakeMusic’s management or engage in a transaction with the purpose or effect of acquiring or influencing control of MakeMusic.  Given the Item 4 Disclosure, clearly stating that the Group may enter into these types of discussions, the Group does not believe an amendment to the Schedule 13D would be required for any preliminary discussions.  These preliminary discussions did not advance to the point where an agreement, arrangement or understanding between the parties could be deemed to have existed.

April 23, 2013

October 26, 2012 Event

As discussed in the Group’s prior response to comment 1, LaunchEquity’s entry into the confidentiality agreement relating to the sale process was merely procedural and in the Group’s view did not rise to the level of materiality that would require a Schedule 13D amendment.  In addition, from a practical standpoint, requiring Schedule 13D filers to publicly disclose the fact that they have entered into confidentiality agreements for the purpose of participating in a sale process would not only defeat the purpose of keeping such information confidential to preserve the integrity of the process but also have a chilling effect on the participation by Schedule 13D filers in such a process.  While the Group acknowledges that the confidentiality agreement also contained standstill provisions, the specified actions covered by the standstill provisions were already prohibited under the standstill provisions contained in the 2011 Agreement, which were already fully disclosed in Amendment No. 7 to the Schedule 13D.  For these reasons, the Group does not believe a Schedule 13D amendment was required.

*           *           *

We would be happy to discuss the foregoing with the Staff upon request.  The Staff is invited to contact the undersigned at (212) 451-2296.

Sincerely,

/s/ Ron S. Berenblat

Ron S. Berenblat